UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

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STANDEX INTERNATIONAL CORPORATION
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11 Keewaydin Drive
Salem, New Hampshire 03079

October 7, 2016

**Supplement to the Proxy Statement
for the Annual Meeting of Stockholders
to be held on October 27, 2016**

This document supplements the proxy statement (the "Proxy Statement") of Standex International Corporation furnished to stockholders in connection with the solicitation of proxies by our Board of Directors for the upcoming annual meeting of stockholders scheduled for October 27, 2016.

This supplement should be read together with the Proxy Statement. If you have already voted your shares and do not wish to change your vote on any proposal, no further action is required. If you have not yet voted, or if you wish to change your vote on any proposal, you may submit a new proxy card or vote by any of the other methods described in the Proxy Statement.

Supplemental Disclosure Regarding Proposal 3

Proposal 3 of the Proxy Statement is a proposal to approve the material terms of the performance goals under our Amended and Restated 2008 Long Term Incentive Plan (the "Plan").

Under the Plan, awards may be granted to officers, directors, and employees of, as well as consultants and advisors to, the Company or its affiliates. As of August 31, 2016, the persons eligible to participate in the plan were approximately (i) nine officers, seven of whom were executive officers, (ii) ten directors, one of whom was also an executive officer and employee, (iii) 5,062 employees, including the nine officers, and (iv) various consultants and advisors. Although eligible under the Plan, no consultants or advisors have received awards under the Plan. Participation in the Plan is determined on the basis of the discretion of the Compensation Committee of the Board. The Committee has the authority to select the persons who will receive awards under the Plan and to determine the terms of the awards, including the type, number, vesting requirements, performance requirements, and other features and conditions of such awards.

Supplemental Disclosure Regarding Proposal 4

Proposal 4 of the Proxy Statement is a proposal to approve an amendment to our By-laws. If the amendment is approved, the By-laws will continue to provide that the Board of Directors will be composed of not less than seven nor more than fifteen directors, but the amendment would provide that the Board of Directors, rather than the stockholders, would fix the number of directors within those parameters. As explained in Proposal 4, we believe that the amendment would give the Board the flexibility to manage its ranks, to allow it to react appropriately to unanticipated circumstances, and to accommodate new directors who may join the Board before the next stockholder meeting. We also believe that the proposed amendment reflects the current norm in corporate governance practices. For example, of the 22 companies in our peer group of issuers listed in the Proxy Statement, 21, or 95%, authorize their boards of directors to fix the number of directors.

By way of background, our Corporate Governance Guidelines establish a retirement age for directors of 75 years, although directors who turn 75 during their term may complete their term. Before our 2013 annual meeting of stockholders, the Board of Directors considered that, under this policy, at least two directors would retire from the Board in 2016. The Board concluded that the interests of stockholders would be served by an orderly transition, including, if possible, overlapping tenures of new and retiring directors. In early 2013, the Board identified Thomas J. Hansen as a candidate to join the Board and, on March 20, 2013, took action to appoint him as a director to serve until the annual meeting of stockholders later that year, as we reported in a Form 8-K that we filed on March 21, 2013. At the time of Mr. Hansen's appointment, the number of directors had been most recently fixed by the stockholders at eight, and eight directors were then in office. The Board later nominated Mr. Hansen for election as a director at our 2013 annual meeting of stockholders, and, at that meeting, the stockholders voted overwhelmingly in favor of his election, with more than 99% of the votes cast voting in favor of Mr. Hansen's election as our ninth director. While our stockholders did not expressly vote to increase the size of the board to nine, the proxy statement for the 2013 annual meeting disclosed that there would be eight other directors, making it clear that Mr. Hansen would become our ninth director.

Similarly, on December 18, 2013, we disclosed in a Form 8-K that David A. Dunbar, our new CEO, had been appointed to the Board effective January 20, 2014, to serve until the annual meeting of stockholders later that year. Before Mr. Dunbar's appointment as a director, our stockholders had not taken action to increase the size of the Board. The Board later nominated Mr. Dunbar for election as a director at our 2014 annual meeting of stockholders, and, at that meeting, the stockholders voted overwhelmingly in favor of his election, with more than 99% of the votes cast voting in favor of Mr. Dunbar's election as our tenth director. While our stockholders did not expressly vote to increase the size of the board to ten, the proxy statement for the 2014 annual meeting disclosed that there would be nine other directors, making it clear that Mr. Dunbar would become our tenth director.

We believe that these circumstances support a vote in favor of the proposed amendment to our By-laws. By allowing the Board to increase or decrease its size within the parameters established by the By-laws, the stockholders would provide the Board the flexibility, among other things, to make desirable additions to the Board promptly and without the potential delay and additional costs necessitated by the current By-law requirement to convene a meeting of stockholders in order to change the number of directors.

For these reasons and the reasons stated in the Proxy Statement, the Board unanimously recommends that stockholders vote <u>FOR</u> Proposal 4.

B4600961.10